SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2015
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file
annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the
information contained in this Form is also thereby furnishing the
information to the Commission pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the
registrant in connection with Rule 12g3-2(b):

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 31, 2015

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Edmar Prado Lopes Neto
Name: Edmar Prado Lopes Neto Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.


BOEING 737-800

GOL

Linhas aéreas inteligentes

4Q14 and 2014 results presentation

March 31, 2015

2014 highlights

Macro Environment

- Depreciation of Real by 13% y-o-y with high volatility scenario
- Lower demand from corporate clients, reflecting the economic slowdown
- Devaluation of oil prices, still not reflected in 2014 results
- Stable seat supply (ASK) in the Industry for domestic market

GOL Highlights

- Leadership expansion in number of passengers transported in the domestic market
- Leader in ticket sales for the corporate sector for the second year consecutive
- Expansion of *GOL+ Conforto* to 100% of the fleet
- International expansion: new flights to Santiago (Chile), Miami and Punta Cana
- New regional destinations: Caldas Novas, Viracopos, Carajás and Altamira
- 71 destinations of which 15 international in 11 countries and 56 domestic destinations covering all the Brazilian capitals and 22 regional destinations

Revenue growth with margin expansion


In R$ million
Net Revenues
Auxiliary rev.: R$ 1 bi
International rev.: 1,2 bi
+R$ 1,962
+24,2%
+12%
8,104
8,956
10,066
2012
2013
2014


In R$ million
EBIT and EBIT margin
Higher EBIT of an airline company in Brazil in the latest 3 years
+R$ 1,410
+90%
-905
266
505
-11.2%
3.0%
5.0%
2012
2013
2014

GOL's supply flexibility



ASK
LF%
2014 supply: -1.7%
Supply change: 31.4%
4,358.0
3,316.3
78.2%
77.5%
74.4%
76.8%
75.4%
75.7%
79.9%
77.8%
77%
79.4%
79.9%
80.2%
84.1%
77.1%
Jan/14
Feb/14
Mar/14
Apr/14
May/14
Jun/14
Jul/14
Aug/14
Sep/14
Oct/14
Nov/14
Dec/14
Jan/15
Feb/15

GOL accounted for 49% of the industry's growth

Stable supply



Domestic ASK*
+0.9%
-1.7%
44,110
43,373
115,907
117,000
2013
2014
2013
2014
GOL
Industry

Increase in demand and load factor



Domestic RPK*
+5.8%
+8.0%
31,219
33,731
88,242
93,367
2013
2014
2013
2014
GOL
Industry



Domestic load factor (%)
+3.7 p.p.
+7.0 p.p.
70.8
77.8
76.1
79.8
2013
2014
2013
2014
GOL
Industry

*Values in millions of seat-kilometers
Source: ANAC Data

GOL expands its leadership of passengers boarded

Expansion in the number of passengers boarded in the domestic market


2013
+ 9.73%
2014
32,511
31,866
18,673
5,900
89,951
35,674
+3,493
32,181
20,007
6,880
95,897
Competitor 1
Competitor 2
Competitor 3
Industry
Competitor 1
Competitor 2
Competitor 3
Industry

Pax boarded in million
Source: ANAC

Market share growth

RPK share in the domestic market


2013
Others
competitor3
1%
7%
17%
competitor2
35%
40%
competitor1
Linhas aéreas inteligentes


2014
Others
competitor3
1%
8%
17%
competitor2
36%
38%
competitor1
Linhas aéreas inteligentes

Source: ANAC

Revenue indicators growth

In cents of R$


+32.3%
+11.7%
13.8
16.4
18.3
PRASK
+ 7.1 p.p
+7p.p.
70.7
70.8
77.8
Load Factor - % (domestic)
+ 20.8%
+1.4%
19.7
23.4
23.8
YIELD
2012
2013
2014

Continuous gains in efficiency and productivity

Human Resources



Employees (thousand)
Net Revenue/Employee (thousand)
20.5
17.7
16.3
16.9
62.4%
367
458
549
597
2011
2012
2013
2014



Employees (in thousands)
RPK / Employee
20.5
17.7
16.3
16.9
36.1%
1,659
2,060
2,125
2,257
2011
2012
2013
2014

Operations



Flights (thousand)
Net Revenue/Flight (R$)
326
349
316
318
37.1%
23,122
23,247
28,301
31,695
2011
2012
2013
2014



Liters of fuel (millions)
Liters consumed (thousand)/ RPK
1.6
1.7
1.5
1.5
-13.9%
46.92
45.47
43.59
40.39
2011
2012
2013
2014

Continuity of international market expansion

Virtual network with **11** Codeshares and **79** Interline agreements

DELTA
AIR FRANCE KLM
Aerolíneas Argentinas
AEROMEXICO
AIR CANADA
Alitalia
Copa Airlines
الاتحاد
ETIHAD AIRWAYS
KOREAN AIR
QATAR AIRWAYS القطرية
TAP

International revenue

* In R$ million



7%
9%
12%
568
816
1,195
+46%
2012
2013
2014
International revenue
Total revenue - %

Successful expansion of international flights

* Value in million kilometers / seats



64.2
62.7
71.0
4,252
5,523
6,130
2012
2013
2014
ASK
Load Factor %

Improved flight experience


Easy search and purchase
New visual identity and *Count on Me*
Geolocalization
Remote Check-in
Express Bag Drop
bagagem expressa
Fast Travel
Flight experience
Satisfaction survey (SMS)

New functionality: Geolocalization


GOL
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New Corporate Structure has been Approved

Expansion and flexibility of Gol's capacity for further capitalization and improvement of corporate governance standards


5
4
3
2
1

1. Increase of economic rights attributed to each preferred share by 35x
2. Split of common shares at ratio of 35:1
3. Enhancement of the company's corporate governance
4. Lock-up for the common and preferred shares of the controlling shareholder
5. Adoption of tender offer requirement upon acquisition of 30% equity interest (creeping takeover tender offer)

Presence of share capital in the Extraordinary General Meeting


81.7%

Approved by


99%



Linhas aéreas inteligentes

2014 and 4Q14 financial and operating results presentation

March 31, 2015

4Q14 and 2014 financial highlights

In millions of Brazilian Reais	4Q14	4Q13	% Var.	2014	2013	% Var.
Net Revenue	2,730	2,728	0.1%	10,066	8,956	12.4%
EBIT	171	163	4.8%	505	266	89.8%
EBIT Margin	*6.3%*	*6%*	*0.3 p.p*	*5%*	*3%*	*2.0 p.p*
EBITDAR	483	552	-12.6%	1,813	1,526	18.8%
EBITDAR Margin	*17.7%*	*20.2%*	*-2.5 p.p*	*18%*	*17%*	*1 p.p*
Fx and monetary var. Losses	(538)	(403)	33.6%	(1,822)	(1,570)	16.0%
Fx and monetary var. Gains	275	217	26.7%	1,396	1,080	29.2%
Derivative results net	(323)	89	NM	(443)	50	NM
Other revenue and expenses[1]	(138)	(104)	32.9%	(589)	(479)	23%
Net Result	(631)	(19)	NM	(1,117)	(725)	54.2%
ASK (in millions of KM))	13,155	12,677	3.8%	49,503	49,633	-0.3%
Net YIELD (R$ cents)	23.58	25.85	-8.8%	23.75	23.42	1.4%
Net PRASK (R$ cents)	18.55	19.34	-4.0%	18.27	16.36	11.7%
Net RASK (R$ cents)	20.75	21.52	-3.6%	20.33	18.04	12.7%
CASK (R$ cents)	19.45	20.24	-3.9%	19.31	17.51	10.3%
CASK ex-fuel (R$ cents)	11.92	12.57	-5.2%	11.55	10.23	12.8%
End-of-period exchange rate	2.656	2.343	13.4%	2.656	2.343	13.4%
Price/liter of fuel (QAV in R$)	2.43	2.49	-2.4%	2.50	2.39	4.6%

Quarterly margins improvement


Net Revenues (R$MM)
+R$ 611
2,119
2,728
2,730
4Q12
4Q13
4Q14


EBIT and EBIT margin (R$MM)
+R$ 529
-358
163
171
-16.9%
6.0%
6.3%
4Q12
4Q13
4Q14

Yield impacted by the Economy slowdown

In R$ cents


(4.0%)
PRASK
15.5
14.1
16.4
19.3
18.2
18.3
17.9
18.6
+ 4.3 p.p.
LOAD FACTOR - % (Domestic)
68.0
69.0
70.2
75.6
76.8
76.0
78.3
79.9
(8.8%)
YIELD
23.0
20.9
23.6
25.8
23.9
24.4
23.1
23.6
1Q13
2Q13
3Q13
4Q13
1Q14
2Q14
3Q14
4Q14

Management of CASK ex-fuel

In R$ cents


-5.2%
12.6
11.3
11.9
Payroll
Aircraft Leasing
Sales & Marketing
Landing Fees
Servicing
Maintenance
Depreciation
Other
3.1
1.6
1.5
1.2
1.2
1.4
1.4
1.2
2.9
1.6
1.2
1.3
1.4
0.9
0.9
1.0
2.6
A
1.7
1.5
1.3
B
1.5
C
1.3
0.7
1.3
D
4Q13
3Q14
4Q14

Main Variations 4Q14 vs 4Q13

A Payroll – reduction of 15.2%

- 100% of the profit sharing provisions were constituted In 4Q13;

B Landing Fees – increase of 6.1%

- Increase in the number of landings by 3.8%;
- Increase in the passenger connection fee in all airports operated by GOL in Brazil.

C Servicing – increase of 32.0%

- Addition of the risk premium to handling service employees;
- Increase in the number of tickets acquired through peer airlines.

D Other – increase of 5.5%

- Introduction of new international frequencies;

Competitive CASK ex-fuel

Adjusted by the average length in USD cent

	1Q12	2Q12	3Q12	4Q12	1Q13	2Q13	3Q13	4Q13	1Q14	2Q14	3Q14	4Q14
GOL	4.9	5.1	4.8	6.1	4.4	4.5	4.5	5.5	4.5	5.5	5.0	**4.6**
LAN / TAM (LATAM Airlines Group)	8.5	8.8	8.5	8.3	7.9	8.7	8.3	8.3	8.0	8.6	8.0	7.2
Southwest Airlines	5.6	5.5	5.8	5.8	5.7	5.6	5.7	5.8	6.0	5.8	5.9	6.0
Alaska Airlines	7.9	7.6	7.3	7.9	7.8	7.6	7.4	7.9	7.8	7.6	7.1	7.4
Copa Airlines	5.9	6.0	5.8	5.9	5.7	5.9	6.1	6.7	5.9	6.2	6.0	5.8
jetBlue Airways	6.2	6.2	5.9	6.3	6.6	6.2	6.1	6.4	7.0	6.5	6.3	6.3

Less volatility in quarterly results



GOLL4 R$
USD vs BRL
EBITDAR in R$
Higher Predictability
25.1
12.4
12.9
11.8
7.2
10.6
10.5
10.9
12.0
11.7
15.2
8.1
3.25
1.67
1.88
2.04
2.01
2.22
2.23
2.34
2.26
2.20
2.45
2.66
1,535.0
656.4
258.1
356.7
654.2
930.5
1,526.1
1,652.3
1,792.3
1,882.6
1,812.8
2010
2011
2012
1Q13 LTM
2Q13 LTM
3Q13 LTM
2013
1Q14 LTM
2Q14 LTM
3Q14 LTM
2014
2015

Expansion of spread sustains EBIT evolution

Spread RASK - CASK

In cents of R$



CASK total
RASK
Spread (RASK – CASK)
Spread evolution of R$ 2.77 cents
-1.75
17.38
15.63
2012
0.53
17.51
18.04
2013
1.02
19.31
20.33
2014

Maintenance of strong cash position

R$2.5 billion in cash keeps **GOL** amid the most liquid airlines


36%
33%
33%
28%
25%
25%
25%
23%
19%
19%
16%
15%
14%
14%
13%
13%
12%
11%
9%
8%
8%
WestJet
Spirit
Allegiant
Copa
GOL
Air Asia
IAG
Alaska
American
Qantas
Southwest
Tiger
JetBlue
Avianca TACA
AF / KLM
Azul*
Latam
United
Lufthansa
Aeromexico
Delta

Source: Prospectus Azul (3Q14) and 4Q14 on companies earnings report

New levels of leverage and liquidity


EBITDAR and leverage
1,526,1
1,652.3
1,792.3
1,882.6
1,812.8
6.9 x
6.5 x
6.2 x
6.3 x
6.7 x
2013
1Q14 (LTM)
2Q14 (LTM)
3Q14 (LTM)
2014
EBITDAR
Gross Debt/ LTM EBITDAR

* Values in R$ million


Target between 20 and 25%
3,046
2,822
2,820
2,717
2,527
2013
1Q14
2Q14
3Q14
2014
Cash
Cash / LTM Revenue

Optimization of amortization schedule

Liability Management Initiatives in 2014

- Conclusion of Tender Offers for Senior Notes maturing in 2017, 2020 and 2023, totaling US$411 million;
- Issuance of US$325 million in Senior Notes at 8.875% maturing in 2022;
- Issuance of R$600 million in debentures to reduce Smiles S.A.'s capital by R$1 billion
- Rollover of 4Qh Debenture issuance in amount of R$600 million from 2015 to 2018

2014 Debt breakdown



R$ 868 mi
US$ 101 mi
347
241
197
28
337
238
335
14
349
14
423
87
841
83
2015
2016
2017
2018
2019
2020
2021
2022
2023
39%
61%
BRL
USD
Smiles

** In R$ millions ** Exchange rate of 2.6562 (Ptax disclosed in 12.30.2014) for amounts in US $*

2014 Guidance Results

2014 Financial guidance	Range		Real 2014
Brazilian GDP growth	1.5%	2.0%	0.1%
Annual change in RASK	Equal to or higher than 10%		12.7%
Annual change in domestic supply (ASK)	-3%	-1%	-1.7%
Annual change in international supply (ASK)	Up to +8%		11%
Annual change in CASK excluding fuel	Equal to or less than 10%		12.8%
Average exchange rate (BRL/USD)	2.50	2.40	2.35
Jet fuel price	2.85	2.70	2.50
Operating Margin (EBIT)[1]	**4%**	**6%**	**5%**

[1] the range of operating margin (EBIT) was revised in 12.01.2014 to the range 4-6%. The first version of the guidance considered range from 3 to 6%.

Market update

Last twelve months traffic comparison (LTM)



ASK
feb/14
feb/15
-1.9%
44,504
43,663
-0.4%
43,931
43,764
+2.3%
19,240
19,690
+22.3%
7,938
9,712
+1.1%
115,614
116,829
competitor1
Competitor 2
Competitor 3
Industry
RPK
feb/14
feb/15
+6.5%
32,122
34,198
+2.1%
35,070
35,803
+3.5%
15,203
15,736
+21.8%
6,587
8,025
+5.4%
88,982
93,762
competitor1
Competitor 2
Competitor 3
Industry

Market update

Last twelve months traffic comparison (LTM)



Load factor
feb/14
feb/15
+6.1pp
72.2%
78.3%
+2.0pp
79.8%
81.8%
+0.9pp
79.0%
79.9%
-0.4pp
83.0%
82.6%
+3,3.pp
77.0%
80.3%
Competitor 1
Competitor 2
Competitor 3
Industry



Market Share (%)
feb/14
feb/15
+0.4pp
36.1%
36.5%
-1.2pp
39.4%
38.2%
-0.3pp
17.1%
16.8%
+1.2pp
7.4%
8.6%
Competito r1
Competitor 2
Competitor 3

Fonte Dados ABEAR e ANAC

Guidance 2015

GOL **announces** the 2015 Guidance

2015 Financial guidance	Range	
Annual change in domestic supply (ASK)	Zero	
Average exchange rate (BRL/USD)	3.15	2.95
Jet fuel price	2.30	2.10
Operating Margin (EBIT)	**2%**	**5%**

Final message: Staying on track

GOL
Linhas aéreas inteligentes

- Focus on the domestic market
- Continued expansion in the international market
- Cost and efficiency gains
- Capacity discipline
- Improved value proposition
- Leader in attractiveness in the corporate segment
- Maturing of partnerships
- Liquidity maintenance


GOL
gol.com

Q&A session


www.voegol.com

Investor relations
ri@golnaweb.com.br
+55 11 2128 4700
www.voegol.com.br/ri